Exhibit 10.21

FIRST AMENDMENT TO

EXECUTIVE EMPLOYMENT AGREEMENT

This First Amendment (the “Amendment”) to the Executive Employment Agreement (the “Agreement”) dated July 1, 2004, by and between CryoCor, Inc., a Delaware corporation (“CryoCor”), and Gregory J. Tibbitts (“Tibbitts”), is entered into effective as of August 31, 2007 (the “Effective Date”).

RECITALS

WHEREAS, CryoCor and Tibbitts desire to amend the Agreement to extend the severance period following a termination of Tibbitts’ employment without Cause.

AGREEMENT

NOW THEREFORE, in consideration of the benefits and mutual promises hereinafter set forth, the parties hereto agree as follows:

1.	Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given such terms in the Agreement.

2.	Section 7.3 of the Agreement is hereby amended and restated in its entirety as follows:

“7.3 Termination Without Cause by CryoCor/Severance. CryoCor may terminate Tibbitts’ employment under this Agreement without Cause at any time, with or without advance notice. In the event of such termination, Tibbitts will receive the Base Salary then in effect, prorated to the date of termination, and continuation of his Base Salary for a period of twelve (12) months, payable in accordance with CryoCor’s regular payroll cycle, provided that Tibbitts: (a) complies with all surviving provisions of this Agreement as specified in subsection 13.8 below; and (b) executes a Release (as defined in Section 7.5 below). All other CryoCor obligations to Tibbitts will be automatically terminated and completely extinguished.”

3.	Section 7.4(b) of the Agreement is hereby amended and restated in its entirety as follows:

“7.4(b) 280G. Anything in this Agreement to the contrary notwithstanding, if any payment or benefit Tibbitts would receive under this Agreement, taken together with any other agreement or benefit plan of CryoCor (including stock options) (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Tibbitts’ receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, the reduction shall occur in the order Tibbitts elects in writing, provided, however, that such election shall be subject to CryoCor approval if made on or after the date on which the event that triggers the Payment occurs.

The accounting firm engaged by CryoCor for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by CryoCor is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, CryoCor shall appoint a nationally recognized accounting firm to make the determinations required hereunder. CryoCor shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Tibbitts and CryoCor within fifteen (15) calendar days after the date on which Tibbitts’ right to a Payment is triggered (if requested at that time by Tibbitts or CryoCor) or such other time as requested by Tibbitts or CryoCor. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish Tibbitts and CryoCor with an opinion reasonably acceptable to Tibbitts that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon Tibbitts and CryoCor.”

4.	A new Section 7.5 is hereby inserted as follows:

“7.5 Release. Notwithstanding the provisions of Sections 7.3 and 7.4, Tibbitts’ entitlement to any and all compensation and benefits under Sections 7.3 and 7.4 is expressly conditioned on Tibbitts’ execution and delivery to CryoCor (and the expiration of any revocation period) of an effective waiver and release of claims (a “Release”) in a form acceptable to CryoCor, releasing all claims, known or unknown, that Tibbitts may have against CryoCor arising out of or any way related to Tibbitts’ employment or termination of employment with CryoCor, within the time period set forth therein (but in no event later than forty-five (45) days after the date of termination), which shall be material to CryoCor’s obligation to provide any such compensation and benefits.”

5.	A new Section 7.6 is hereby inserted as follows:

“7.6 Application of Code Section 409A. Compensation and benefits payable under the Agreement, to the extent of payments made from the date of Tibbitts’ termination through March 15th of the calendar year following such termination, are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and thus payable pursuant to the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations; to the extent such payments are made following said March 15th, they are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations made upon an involuntary termination from service and payable pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations, to the maximum extent permitted by said provision, with any excess amount being regarded as subject to the distribution requirements of Section 409A(a)(2)(A) of the Code, including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payment to Tibbitts be delayed until 6 months after separation from service if Tibbitts is a “specified employee” within the meaning of the aforesaid section of the Code at the time of such separation from service.”

6.	Except as specifically amended by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

7.	This Amendment will be governed by and construed in accordance with the laws of the United States and the State of California. Each party consents to the jurisdiction and venue of the state or federal courts in San Diego, California, if applicable, in any action, suit, or proceeding arising out of or relating to this Amendment.

8.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

CRYOCOR, INC.

By:	/s/ Edward F. Brennan

Name:	Edward F. Brennan

Title:	President and Chief Executive Officer

/s/ Gregory J. Tibbitts
Gregory J. Tibbitts